AB 3/28

* KH 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R+R Planning Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Ave - Suite C114
(No. and Street)

Lake Success (City) N.Y. (State) 11042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Filiberto 516-328-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Ave - Suite C114 (Address) Lake Success (City) NY (State) 11042 (Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021585

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Filiberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R & R Planning Group Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH P. ALONGI
Notary Public-State of New York
No. 01AL5082460
Qualified in Queens County
My Commission Expires July 28, 2013

Mark Filiberto
Signature

President
Title

Joseph P. Alongi
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&R Planning Group Ltd.
FINANCIAL STATEMENT
December 31, 2010

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

R&R PLANNING GROUP, LTD

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Contents

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
R&R Planning Group, Ltd.
Lake Success, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, Ltd. (an "S" Corporation), as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R&R Planning Group, Ltd. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.

DePietto CPAs PC
Lake Success, NY
February 18, 2011

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

R&R PLANNING GROUP, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$ 21,408
Investments	5,982
Prepaid expenses	3,037
Other receivables	1,607
Property, Furniture & Equipment, at cost, less accumulated depreciation of $8,040	1,562
Security deposits	2,918
TOTAL ASSETS	**$ 36,514**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 5,415
Stockholder's Equity (Deficit)	
Common stock; $1 par value, 100 shares authorized 25 shares issued and outstanding	25
Additional paid in capital	13,316
Retained earnings	17,758
Total Stockholder's Equity	31,099
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 36,514**

See Accountants' Audit Report and Notes to Financial Statements.

R&R PLANNING GROUP, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 152,507
Gain on sale of investments	12,779
Interest and dividend income	1,529
Other income	50,000
Total Revenues	216,815
Expenses:	
Accounting	14,005
Auto expense	4,950
Bank charges	252
Clearing fees	50,289
Contributions	184
Depreciation	602
Dues and subcriptions	1,475
Fees and assessments	6,528
Insurance	3,725
Interest expense	14
Office expense	3,828
Payroll taxes	4,467
Pension	5,000
Professional fees	1,275
Publications	7,175
Regulatory expenses	3,365
Rent expense	13,877
Salaries	52,017
Storage	415
Telephone	2,624
Travel and entertainment	4,141
Total expenses	180,208
Net Income before provisions for tax	36,607
Corporate taxes	25
Net Income	**$ 36,582**

See Accountants' Audit Report and Notes to Financial Statements.

R&R PLANNING GROUP, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period Ended December 31, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings	Equity
Balance - January 1, 2010	$ 25	$ 124,386	$ (18,824)	$ 105,587
Capital contribution		4,000		$ 4,000
Capital distribution		(115,070)		$ (115,070)
Net Income	-	-	36,582	36,582
Balance - at December 31, 2010	**$ 25**	**$ 13,316**	**$ 17,758**	**$ 31,099**

R&R PLANNING GROUP, LTD.

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2010

Cash flows from operating activities:		
Net Income	$	36,582
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		602
(Increase) decrease in assets:		
Due from broker		101,152
Prepaid expenses		(3,037)
Other receivables		(1,607)
Other assets		2,918
Security deposits		(2,918)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(4,171)
Total adjustments		92,939
Net cash provided in operating activities		129,521
Net cash flows from investing activities		
Disposal of fixed assets		(943)
Accumulated depreciation		943
Net cash used in investing activities		-
Net cash flows from financing activities		
Distributions		(115,070)
Capital contributions		4,000
Net cash used in financing activities		(111,070)
NET CHANGE IN CASH AND CASH EQUIVALENTS		18,451
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		2,957
CASH AND CASH EQUIVALENTS - END OF YEAR	**$**	**21,408**
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Interest expense	**$**	**14**
Income taxes	**$**	**25**

See Accountants' Audit Report and Notes to Financial Statements.

R&R PLANNING GROUP, LTD.

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2010

NET CAPITAL		
Equity	$	31,099
Deductions and/or charges		
Non-allowable assets:		
Property, furniture, equipment		1,562
Prepaid expenses		3,037
Security deposits		2,918
Total non-allowable assets		7,517
Tentative Net Capital		23,582
Haircuts		(120)
Net Capital (15c3-1)	$	23,462
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	5,415
Total indebtedness		5,415
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6.6667% of aggregate indebtedness)	$	361
Minimum dollar net capital requirement	$	5,000
Net capital requirement(greater of line)	$	5,000
Excess net capital	$	18,462
Ratio: Aggregate indebtedness to net capital		.23 to 1

See Accountants' Audit Report and Notes to Financial Statements.

R&R PLANNING GROUP, LTD.

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

For the Period Ended December 31, 2010

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 31,099	$ 31,099	-
Deductions and/or charges			
Non-allowable assets:			
Other assets	7,517	7,517	-
Total non-allowable assets	7,517	7,517	-
Tentative Net Capital	23,582	23,582	-
Haircuts	(120)	(120)	0
Net Capital (15c3-1)	$ 23,462	$ 23,462	-
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 5,415	$ 5,415	-
Total indebtedness	$ 5,415	$ 5,415	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement(6.6667% of aggregate indebtedness)	$ 361	$ 361	-
Minimum dollar net capital requirement	$ 5,000	$ 5,000	-
Excess net capital	$ 18,462	$ 18,462	-
Ratio: Aggregate indebtedness to net capital	.23 to 1	.23 to 1	

There are no differences at year end 12/31/10

See Accountants' Audit Report and Notes to Financial Statements.